Exhibit 99.1

RedCloud unveils CORE, the Operating Environment That Will Unify Trade Intelligence and Action, Built on $6.9 Billion Data Foundation

CORE, the Compounding Operating Runtime Engine, is near completion as the final piece of enabling technology behind RedAI’s Specialist Agents — with the aim of pairing with RAID to predict, recommend and complete trading outcomes for customers

London, July 13, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), the company building intelligent infrastructure for global trade, today announced CORE — the trade execution engine expected to be the final foundational enabling technology of its RedAI infrastructure and be the centrepiece of a launch planned for August 2026. CORE is the second enabling technology alongside RAID (Realtime AI for Distribution), together, upon complete development and implementation, are expected to drive a future of autonomous trade within the RedAI infrastructure.

CORE is part of the Company’s major release wave first announced in November 2025 (codenamed ‘Genesis’), through which RedAI has been re-architected from a trading platform into intelligent infrastructure, placing AI at the centre of solving the inventory gap in the global FMCG industry which is part of a global $2Tn2 inventory gap crisis. Both RAID and CORE are being built on RedCloud’s proprietary Data Foundation — $6.9Bn in FMCG trading data gathered across categories and countries since 20231 — giving RedAI’s specialist agents, what the Company believes may offer a broader perspective than could be derived from a single company’s own FMCG trading data. Today’s announcement follows the recent commercial launch of RedAI Strategy, RedCloud’s first AI-native application and is expected to lead to further product and application announcements in coming months.

From Recommendation to Action

RAID’s models are being developed to use RedCloud’s proprietary Data Foundation to predict supply, demand and price benchmarks, surfacing recommendations on inventory and growth opportunities through RedAI’s specialist agents. Until now, turning those recommendations into a completed order, inventory move or payment has required a person to act on the recommendation manually.

CORE is being developed to enable users, and eventually AI agents, to quickly turn recommendations into action. It is expected to have the ability to place orders, process payments, manage inventory and channels, and execute trade across RedCloud’s built-in trading networks. Upon commercialization and launch of each of RedAI’s specialist agents, they expected to draw on both RAID and CORE to complete specific workflows and tasks in partnership with their human colleagues: the agent recommends, a human approves or adjusts, and CORE executes — with future autonomous execution reserved for tightly defined, low-value scenarios with human oversight.

Justin Floyd, CEO and Co-Founder of RedCloud, said, “RAID will tell our customers what is about to happen in their market. CORE is designed to be the engine that takes action. A recommendation that a business planner has to execute manually in different systems isn’t decision intelligence — it’s administration. CORE is expected to close that gap, so in the future, the RedAI specialist agent that spots the opportunity can also place the order, adjust the inventory, or route the payment, with a human colleague reviewing as appropriate. The announcement and launch of RAID and CORE alongside each other will be a major milestone for RedCloud as we continue to deploy the major elements of our new AI-native infrastructure.”

Soumaya Hamzaoui, Chief Product and Commercial Officer and Co-Founder of RedCloud, said, “We’ve designed RAID and CORE to work as one system, either integrated directly into our Enterprise customer’s infrastructure, or within RedAI applications featuring specialist agents, so that in the future, a recommendation and the action it leads to might become autonomous and instant. Announcing CORE alongside RAID completes the picture of what RedAI’s infrastructure is built to do — and we have further announcements to come as we bring them to market.

Today’s announcement is expected to be followed by further detail on CORE and RAID as they reach deployment readiness, with the anticipated announcement of new user applications, as RedCloud continues to scale its RedAI infrastructure across its operational hubs and growing network of joint ventures — including its agreements in Türkiye, Saudi Arabia and India.

Recent RedCloud Announcements

Today’s announcement follows a series of recent milestones for RedCloud in May and June 2026: the commercial launch of RedAI Strategy in Nigeria; the signing of a joint venture and licensing agreement of up to $120M in India, followed by the start of RedCloud’s India deployment a few days later; the launch of Saudi operations under an up to $30M license agreement.

About RedCloud

RedCloud’s mission is to build the intelligence infrastructure of global trade, through generation and aggregation of proprietary trading and market data from across the FMCG industry through its RedAI infrastructure and associated products (“RedAI”). RedCloud provides market intelligence based on proprietary trading data across categories in each of its markets. The Company also delivers a trading infrastructure and related products for use by its customers, to enable intelligent digital exchange of everyday consumer supplies across business supply chains, supported by a payments and lending ecosystem intended to streamline trade.

RedCloud is a British company registered in London, co-founded by serial entrepreneur Justin Floyd and Soumaya Hamzaoui. For more information about RedCloud and its RedAI infrastructure, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding the anticipated Q3 2026 launch of CORE and other RedAI, the expected development, capabilities, integration and performance of CORE and RAID within the RedAI infrastructure, the ability of RedAI specialist agents to draw on both RAID and CORE to complete specific workflows to provide recommendations and surface opportunities for RedAI infrastructure customers, the anticipated integration of CORE into the Red AI infrastructure and its applications in H2 2026, the timing and content of future product announcements, including new user applications, the expected growth of RedAI’s Data Foundation, and RedCloud’s ability to deliver market-level intelligence and execution capability to FMCG manufacturers, distributors, brands and retailers. Forward-looking statements are identified by words such as “expects,” “intends,” “anticipates,” “believes,” “plans,” “may,” “could,” “should,” and similar expressions. Actual results may differ materially from those expressed or implied as a result of risks including, without limitation, delays to product launches, failure to achieve commercial adoption of RedAI infrastructure at the levels contemplated, and the other risk factors set forth in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise any forward-looking statements except as required by law.

[1] $6.9Bn value of FMCG goods traded across the RedAI infrastructure since January 2023.
[2] $2Tn Inventory Gap – IHL Research

Contacts:

Investor Relations

Investor.relations@redcloudtechnology.com

Media Relations

media@redcloudtechnology.com